ROADRUNNER TRANSPORTATION SYSTEMS, INC.
4900 S. Pennsylvania Avenue
Cudahy, WI 53110

August 29, 2011

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: J. Nolan McWilliams

Re:	Roadrunner Transportation Systems, Inc. Registration Statement on Form S-3, as amended (the “Registration Statement”) File No. 333-176225

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Roadrunner Transportation Systems, Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated to 4:00 p.m., Eastern time, on Wednesday, August 31, 2011, or as soon as practicable thereafter.

The Company acknowledges that:

(1) should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ROADRUNNER TRANSPORTATION SYSTEMS, INC.

By: /s/ Peter R. Armbruster
Name:  Peter R. Armbruster
Title:  Vice President and Chief Financial Officer